UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2007

Commission File Number:
GMARKET INC.

(Translation of registrant’s name into English)
8th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GMARKET APPOINTS TWO NEW BOARD MEMBERS

Seoul, South Korea, January 4, 2007 — Gmarket Inc. (NASDAQ: GMKT) (“Gmarket”), South Korea’s leading e-commerce marketplace, today announced the appointment to its board of directors of Greg Mrva, Vice President of Mergers and Acquisitions of Yahoo! Inc. (Nasdaq: YHOO), and Seok-heon Kim, Managing Partner of Cornerstone Equity Partners. Gmarket’s Board now has nine members, of which five are independent directors.
Young Bae Ku, Chief Executive Officer of Gmarket, commented, “Greg and Seok-heon are two strong additions to our Board given their significant experience and expertise in their respective fields. They join us at an important time, given the growth trajectory Gmarket is on, and we look forward to benefiting from their strategic insight and contributions.”
Greg Mrva, 37, joined Yahoo! in June 2005. In his role as Vice President of Mergers and Acquisitions, he is a key participant in the development of Yahoo!’s strategy and in the identification and execution of new business opportunities including investments, acquisitions, strategic partnerships and joint ventures. Prior to joining Yahoo!, Mrva was an investment professional with Texas Pacific Group, a well-known private equity and investment firm, from 2003 to 2005. Prior to TPG, Mrva was Vice President of Corporate Development at Mpath Interactive, an Internet media and entertainment company, from 1999 to 2002. Mrva has also worked for Montgomery Securities where he worked on private equity investments in the technology and media sectors. He began his career with Goldman Sachs in New York as a financial analyst in the Mergers and Acquisitions group. Mrva graduated from the University of Virginia with a Bachelor of Arts in History and Economics with high distinction, and holds a JD magna cum laude from Harvard Law School.
Seok-heon Kim, 43, is a managing partner of Cornerstone Equity Partners, a leading Korean private equity firm specializing in buyout and significant control transactions. Kim has over 15 years of experience that has covered private equity, investment banking, corporate finance and corporate operations. Prior to Cornerstone, he held an executive role at Korea Investment & Securities where he led the establishment of Cornerstone, a subsidiary of Korea Investment Holdings which is a listed financial services holding company. He has also served as the head of Korea for CVC Asia Pacific Limited, head of M&A for ABN AMRO Seoul, group leader in Ernst & Young Korea’s M&A practice, and at LG Chem., Ltd. Kim holds a Bachelor’s degree in Public Law from Seoul National University and a Master of Business Administration degree from the University of Washington.

ABOUT GMARKET
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located at www.gmarket.co.kr.
CONTACTS
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
David Pasquale
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com

FORWARD-LOOKING STATEMENTS
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, together with such other documents as we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC.
(Registrant)

By:	/s/ Duckjun (D.J.) Lee
Name:	Duckjun (D.J.) Lee
Title:	Chief Financial Officer

Date: January 4, 2007